

CPI Aerostructures, Inc.

2002 Annual Report



Building on Success







Arthur August
Chairman of the Board

CHAIRMAN'S MESSAGE:

Transition. The dictionary defines it as a movement, development, or evolution from one stage to another. Using these criteria, it would certainly describe the year CPI experienced in 2002. We began the year with the unfortunate task of shutting down our Kolar subsidiary and turning our focus completely on the military and defense aircraft arena. This transition, coupled with the current world situation and its effect on the aircraft programs that we participate in, placed CPI in the right position for a major leap in revenue. By the end of the year, we had achieved nearly a 60% gain over 2001 with a record $24 million in 2002.

As the dust settled from the Kolar dissolution, a fundamentally solid aircraft company emerged. CPI's stock price appreciated significantly, and closed the year with better than a 175% increase from the previous year. This enabled us to complete a public offering of our common stock in February 2003. This transitioned CPI into a company that is now virtually debt-free and able to pursue new business without being constrained by capital limitations.

Lastly, on January 1, 2003, the Board of Directors appointed Edward J. Fred as Chief Executive Officer of CPI. This completed a transition that started a few years ago, as I began making preparations for an able successor to take over the reigns of overseeing the operations of CPI and directing its future. Ed's contribution was felt most strongly this year, when we accomplished so much while he had day-to-day responsibility for running the company. A.C. Providenti joined our Board of Directors in February 2003 and now serves as chairman of our audit committee. His strong background in banking and financial matters adds a new dimension to our Board of Directors. Eric Rosenfeld also joined our Board in April 2003 and serves as chairman of our newly created strategic planning committee. He served as Chairman of the Board of an aerospace company previously, and now brings that high level of related experience to CPI. We are extremely pleased to have both gentlemen join us.

We feel very strongly we are moving forward with a solid management team, along with the financial resources to capitalize upon the exceptional opportunities for growth in our niche market. We eagerly look forward to continued progress in 2003.

Arthur August



CONTENTS:

2 To Our Shareholders

3 Financial Highlights

4 2002 in Review

10 Management's Discussion and Analysis

12 Consolidated Balance Sheet

13 Consolidated Statement of Operations

14 Consolidated Statement of Shareholders' Equity (Deficiency)

15 Consolidated Statement of Cash Flows

16 Notes to Consolidated Financial Statements

22 Independent Auditor's Report

23 Market for Common Equity and Related Shareholder Matters

24 Corporate Information

On February 27, 2003 the Company was proud to ring the opening bell at the American Stock Exchange to commemorate the successful completion of its follow-on public offering. Present at the ceremony were representatives of CPI and EarlyBirdCapital, the underwriting firm for this offering.



PRESIDENT'S LETTER:

The year 2002 was a very emotional one for us at CPI. Beginning on a rather sad note, we found it necessary to close our Kolar facility in upstate New York. However, that decision was met by significant optimism from the investment community and our stock price rose accordingly. This, in turn, enabled us to undertake a fund raising mission, which resulted in a successfully oversubscribed public offering in February 2003. So, what started out poorly ended up superbly!

We saw record revenue from our aircraft operations for the second year in a row, with 2002 revenue coming in at approximately $24 million, a 60% improvement over the previous year. Along with this revenue growth came a substantial increase in net income as well. The outlook for 2003 and beyond was so favorable, that CPI leased an additional 15,000 square feet of manufacturing space in anticipation of the expected growth we are confident is within our grasp. Our facility's total area now stands at approximately 40,000 square feet.

Contract awards continued to show double-digit growth for the sixth consecutive year. This reinforced our conviction that we have captured the essence of our core competency, and can continue to build on that. In 2002, we were awarded 284 new contracts, with a dollar value in excess of $24.5 million. So far, 2003 has proven to be right on pace with our expectations, and has all the underpinnings of higher levels of contract awards than 2002.

In the fourth quarter of 2002, we retained EarlyBirdCapital, Inc., to manage a public offering of our common stock. In February 2003, we successfully completed the issuance of 2,300,000 new shares of CPI stock at a price of $4.00 per share. This $9.2 million cash infusion enabled us to eliminate virtually all of our debt and retain over $2.7 million for working capital, with a post-offering shareholders' equity of approximately $12 million. We have now strengthened our balance sheet and eliminated a potential financial constraint on our continued growth.

Since September 11, 2001, the geopolitical climate has undergone a fundamental shift. With armed military conflict a possibility in far more regions of the world, we believe the readiness of the United States Air Force and Navy aircraft fleet will be in the forefront of the defense budget. As a supplier to a growing number of critical, long-lived defense programs, CPI is well-positioned to meet the defense requirements that this trend portends. Nearly 85% of our 2002 revenue was derived from three aircraft programs that have a long reaching impact in today's environment—the T-38, the C-5A and the E-3. These planes are at the heart of the training program for our pilots, the logistical relocation of our country's resources, and the defense of our borders, both as part of homeland security and protection of our men and women overseas. The military has made public decisions to keep these







aircraft flying well into the middle of this century, and CPI has the technical know-how, reputation for quality and on-time delivery, and the financial resources to continue to assist in this effort.



Edward J. Fred
President and Chief Executive Officer

We have announced sales and earnings guidance for 2003. As of this writing, we believe that 2003 revenue will be at least $30 million, a 25% increase over 2002. We may increase this estimate based on the value of contracts we are awarded this year. At this revenue level, we anticipate operational net income of approximately $3.95 million, with reportable net income in excess of $7 million due to our net operating loss carry-forward and gains from the sale of Kolar's buildings. Reportable net income is likely to be closer to $9.4 million as a result of the repayment, from the proceeds of our public offering, of a promissory note at a substantial discount.

The future looks extremely bright for CPI. I thank our shareholders, directors and talented team of associates for their support along the way. We will continue to do all that we can to increase shareholder value, while holding ourselves to the commitment and quality standards that have brought us this far.

Edward J. Fred

2002 in review

OUR BUSINESS

CPI Aerostructures is engaged in the contract production of structural aircraft parts principally for the United States Air Force and other branches of the U.S. armed forces. We also provide aircraft parts for commercial aircraft but, due to the weakness in the airline industry, we have minimized our commercial operations to focus our energies on the growth opportunities serving the government and military. All of our revenue for 2002 and 92% of 2001 revenue were derived from government contract sales. CPI was awarded approximately $24.5 million in new contract awards in 2002, a 28% increase over 2001. This marks the sixth consecutive year in which CPI has shown double-digit growth in contract awards.

We operate as a "mini-prime" contractor supplying structural aircraft parts under prime contracts with several branches of the U.S. Government. In that capacity, we deliver skin panels, leading edges, flight control surfaces, engine components, wing tips, cowl doors, nacelle assemblies and inlet assemblies for military aircraft such as the C-5A "Galaxy" cargo jet, the T-38 "Talon" jet trainer, the C-130 "Hercules" cargo jet, the A-10 "Thunderbolt" or "Warthog" attack jet and the E-3 "Sentry" AWACS jet. We also supply commercial aircraft products including aprons and engine mounts, which attach jet engine housings to aircraft such as the Lear 60 and Astra Galaxy business jets. Our contracts are generally for subassemblies, a series of parts fixed together to form a larger unit that comprises a part of a complex aerodynamic structure. In conjunction with our assembly operations, we provide engineering, technical and program management services to our customers.

Due to budget constraints in the mid to late 1990's, the Clinton Administration closed several military installations and began outsourcing many functions, including the assembly of component parts into subassemblies. Until then, the military had performed this function internally. The ability to manage the bidding process, subcontract production of components and assemble components into subassemblies is our core competency, and the government's decision to outsource this function has resulted in increased business opportunities for us. Fueled by new defense contract awards, revenue growth has averaged 41% per annum since 1997. From 1997 through 2002, the dollar value of defense contracts awarded to us has increased at a compounded annual growth rate of 53%.

CPI has 22 years of experience as a prime contractor, completing over 1,100 contracts to date. Most members of our management team have held senior level positions at large defense contractors, including Grumman, Lockheed and Fairchild. Our technical team possesses extensive expertise as well as program management and integration capabilities. Our competitive advantage lies in our ability to offer large contractor capabilities with the flexibility and respon-



CPI technicians working on a C-5A slat assembly (foreground), a T-38 inlet assembly (background, right), and an E-3 nose cowling assembly (background, left).

siveness of a small company, while staying competitive in cost and delivering superior quality products. While the larger prime contractors compete for significant modification awards and subcontract components to other suppliers, they generally do not compete for awards for smaller modifications or spares and repair parts, even for planes for which they are the original manufacturer. We also qualify as a small business because we have less than 1,000 employees, and this allows us to compete on military awards set aside for companies with this small business status.

While historically the majority of our contracts are valued below $200,000, we have recently competed for, and were awarded, significantly larger contracts, including an estimated ten-year $61 million award for the T-38 "Talon" jet trainer. We intend to continue to bid on these larger contracts. We believe that our improved financial condition as a result of our recent public offering and our success with the T-38 program will allow us to compete more effectively for larger awards in the future.





Decisions are made using a "team" concept. All levels of personnel are included in this process so that each individual's talent is utilized to its maximum capability. On the right, Charles Munna, the director of operations, conducts a program meeting with members of the contract and engineering departments.

SIGNIFICANT PROGRAMS

The ongoing maintenance of existing aircraft by the U.S. Air Force is the primary driver of our growth in both the number of contracts and the size of awards. Our contracts with the Air Force accounted for substantially all of our revenue for 2002. In most cases, we supply structural aircraft parts for aircraft that are no longer being manufactured but have long flying lives ahead of them and need to be maintained. CPI has been awarded contracts within these maintenance programs on the C-5A, T-38 and E-3 aircraft.

The C-5A "Galaxy" cargo jet is one of the largest aircraft in the world and can carry a maximum cargo load of 270,000 pounds. Lockheed delivered the first C-5A in 1970. The C-5A Galaxy carries fully equipped combat-ready military units to any point in the world on short notice and then provides field support to sustain the fighting force. The Air Force has created a comprehensive program to ensure the capabilities of its C-5A fleet until 2040. We are one of the leading suppliers of structural spare parts and assemblies for the C-5A aircraft. We assemble numerous C-5A parts, including panels, slats, spoilers and wing-tips and are the only supplier of C-5A wing-tips to the U.S. government. Like the C-5A itself, the wing-tip is a large structure and is expensive – up to $750,000 for each replacement piece. Our first C-5A contract was for $589,908 of structural spares and was awarded in 1995. Since then we have received C-5 awards aggregating approximately $36 million. C-5A contracts accounted for 50.3% of our revenue for 2002.

The T-38 "Talon" is a twin-engine, high-altitude, supersonic jet primarily used for pilot training that first flew in 1959. More than 1,100 were delivered to the Air Force between 1961 and 1972, when production ended. There are approximately 500 T-38's in active service with the Air Force, which has a program designed to extend the structural life of the aircraft until 2020. In 2001, we were awarded a ten-year contract to build the structural inlets for the T-38 Propulsion Modification Program. The T-38 contract is the largest in our history, worth an esti-



Skilled aerospace mechanics enable CPI to build highly complex structure, like this T-38 inlet.

mated $61 million over the life of the program. The length and size of this program allow us to develop a long-term backlog and establish ourselves as a successful prime contractor for larger and longer term programs. The T-38 contract accounted for 29.5% of our revenue for 2002.

The E-3 "Sentry" is an airborne warning and control systems (AWACS) aircraft that provides all-weather surveillance, command, control and communications to the U.S., NATO and other allied air defense forces. The E-3 is used primarily by the United States and NATO to detect, identify and track airborne enemy forces. It is the premier air battle command and control aircraft in the world today. Boeing delivered the first E-3 in 1977 and there are approximately 30 E-3 aircraft in active service with the U.S. Air Force. We currently have contract awards on the E-3 aggregating approximately $4.9 million. We make nose cowlings, skin panels and pan, rod, brace and seal assemblies for the E-3. E-3 contracts accounted for 6.4% of our revenue for 2002.





Frank Funicelli, Vice President of Business Development, as he discusses the Company's award of the T-38 inlet program. These inlets (shown at right) are the major component of a 10-year, $61 million contract the Company was awarded by the U.S. Air Force.

BUSINESS DEVELOPMENT

Business Development

We obtain all of our military contracts for our products and services through the process of competitive bidding. While historically the majority of our contracts have been valued below $200,000, we have successfully competed for and have been awarded significantly larger contracts. Our average sales cycle, which generally commences at the time a prospective customer issues a request for proposal and ends upon execution of a contract with the customer, typically ranges from six months to one year. Our military customers have included the Defense Supply Center - Richmond, Wright-Patterson Air Force Base (AFB), Warner Robins AFB, Tinker AFB, NAVICP, Hill AFB, the U.S. Army, and Redstone. Our commercial customers have included Boeing, B.F. Goodrich (Rohr), Northrop Grumman, Lockheed Martin, Nordam, Shinmaywa, and Derco.

We use third party service providers to help locate small government contracts that are regularly posted by the various defense logistic agencies. The service providers screen contracts according to the criteria set by us and forward matching contracts to us. We then view the relevant contracts directly on government websites and select contracts on which we will bid based upon how well they fit our core competency. We generally bid on 40 to 50 contracts per week. Over the past three years, we have been awarded approximately 10% of the contracts on which we have bid.

We qualify for small business status because we have less than 1,000 employees. The military's Fiscal Year 2002 program goals for small business prime contracting were 23%, with 40% for subcontracting. During 2002, approximately 20% of the value of our current contracts were awarded to us under this program.

The U.S. Air Force operates three Air Logistics Centers (ALC) through which it purchases all structural replacement and modification parts. Each ALC is located on a domestic Air Force base and is responsible for the repair and modification of different aircraft. Parts worn out in the normal course of operation and discarded instead of repaired are ordered through the centralized Defense Supply Center Richmond (DSCR). We use on-site consultants at each ALC and the DSCR to help in the procurement



CPI's high standards and ISO certifications make it a reliable supplier of quality aircraft parts.

COMMITMENT TO QUALITY

process; they are important as relationship managers and typically have previous experience on the procurement side. The consultants provide feedback and are our on-site eyes and ears notifying us of large contracts that might be on the horizon. Additionally, we have agreements with a number of sales representatives to market our products to a broader base of customers.

Commitment to Quality

For over 20 years we have been steadfast in our commitment to quality. This is evidenced by our continued success in meeting a variety of customer quality requirements, while maintaining a high level of customer satisfaction. In April of 2002, we further exemplified our commitment to quality by transitioning from our previous quality system to achieve ISO 9001 certification along with AS9100 Aerospace Standard compliance. ISO certification improves the effectiveness of our quality management system so that we may further enhance customer satisfaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-Looking Statements

When used in the Form 10-KSB and in future filings by us with the Commission, the words or phrases "will likely result," "management expects" or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made, as such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The risks are included in "Item 1: Business," "Item 6: Management's Discussion and analysis of financial Condition and Results of Operations" and in "Exhibit 99: Risk Factors" included in the Form 10-KSB. We have no obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

You should read the financial information set forth below in conjunction with our financial statements and notes. Except as otherwise indicated, the following discussion does not include the results of operations of Kolar, Inc., which have been reclassified as discontinued operations.

Critical Accounting Policies

Revenue Recognition

We recognize revenue from our contracts over the contractual period under the percentage-of-completion (POC) method of accounting. Under the POC method of accounting, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at the completion of the contract. Recognized revenues that will not be billed under the terms of the contract until a later date are recorded as an asset captioned "Costs and estimated earnings in excess of billings on uncompleted contracts." Contracts where billings to date have exceeded recognized revenues are recorded as a liability captioned "Billings in excess of costs and estimated earnings on uncompleted contracts." Changes to the original estimates may be required during the life of the contract. Estimates are reviewed monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period the change becomes known. The use of the POC method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods. We continually evaluate all of the issues related to the assumptions, risks and uncertainties inherent with the application of the POC method of accounting.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance that represents federal and state operating loss carryforwards for which utilization is uncertain. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets. The valuation allowance would need to be adjusted in the event future taxable income is materially different than amounts estimated. We have recorded valuation allowances of $3,810,000 and $2,074,000 against our deferred tax assets at December 31, 2002 and December 31, 2001, respectively.

Results of Operations

Year Ended December 31, 2002 as Compared to the Year Ended December 31, 2001

Revenue. Our revenue for the year ended December 31, 2002 was $23,999,257 compared to $15,024,027 for last year, representing an increase of $8,975,230 or 60%, which was due to our receipt of more contract awards in 2002.

Gross profit. Gross profit for the year ended December 31, 2002 was $7,701,352, compared to $4,068,763 for last year, an increase of $3,632,589 or 89%. Gross profit as a percentage of revenue for the year ended December 31, 2002 was 32% compared to 27% for the same period last year, due primarily to a more profitable sales mix.

Selling, general and administrative expenses. Selling, general, and administrative expenses for the year ended December 31, 2002 were $2,691,632, compared to $1,479,421 for last year, an increase of $1,212,211, or 82%. This increase is largely due to legal fees associated with the discontinuance of Kolar's operations and restructuring our existing debt. Interest expense for the year ended December 31, 2002 was $510,329, compared to $155,825 for last year, an increase of $354,504, or 228%. The increase in interest expense results from the fact that interest for the previous year was included in Kolar's income (loss) from operations prior to discontinuance of Kolar's operations.

Income from continuing operations. Income from continuing operations for the year ended December 31, 2002 was $4,444,624 compared to $2,431,897 from continuing operations for last year, an increase of $2,012,727 or 83%. The 2002 results include income taxes computed at an effective tax rate of 2.7% because we utilized $1,300,000 of our net operating loss carryforward. Basic income per share was $1.63 on an average of 2,721,522 shares outstanding, compared to $0.92 per share from continuing operations on an average of 2,653,538 shares outstanding for the year ended December 31, 2001.

Liquidity and Capital Resources

General

At December 31, 2002 we had working capital of $1,975,574 compared to a deficiency of $2,807,657 at December 31, 2001, an increase of $4,783,231. This increase is primarily attributable to an increase in "costs and estimated earnings in excess of billings on uncompleted contracts" of approximately $4,415,000.

Net cash provided by operating activities for the year ended December 31, 2002 was $209,108. This increase in cash was primarily the result of cash being used for new contracts of $4,415,000.

On a rolling basis, there is a portion of our "costs and estimated earnings in excess of billings on uncompleted contracts" that we do not expect to be able to collect within the next year. The amount not expected to be collected within one year was approximately $1,203,000 at December 31, 2001 and approximately $1,808,000 at December 31, 2002. These amounts relate to the start-up expenses incurred in 1989 and 1990, in the early stages of our one remaining commercial contract. As we near the completion of this contract, we will bill and collect more than our expenses. Thus, we anticipate that the amount not expected to be collected within one year will continue to decrease through the completion of this contract, now estimated to be late 2004 or early 2005.

Public Offering

On February 19, 2003, we consummated a public offering of 2,300,000 of our common shares at a price of $4.00 per share raising gross proceeds of $9,200,000. We used approximately $2.4 million of the net proceeds to repay bank loans and $2.7 million to repurchase a promissory note held by a third party in the principal and accrued interest amount of $5.1 million. The remaining approximately $2.6 million of net proceeds will be used for working capital. This leaves us with no material bank debt. We believe our resources will be sufficient to meet our current working capital needs for at least the next 12 months. We intend to obtain a credit line then for working capital, although we have no agreements currently in place for such credit line.

Contractual Obligations

The table below summarizes information about our contractual obligations as of December 31, 2002 and the effects these obligations are expected to have on our liquidity and cash flow in the future years.

	Payments Due By Period ($)				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short-Term Debt	7,915,606*	7,915,606	0	0	0
Capital Lease Obligations	148,746	108,554	20,096	20,096	0
Operating Leases	0	0	0	0	0
Employment Agreement Compensation**	1,215,322	495,100	720,222	0	0
Total Contractual Cash Obligations	9,279,674	8,519,260	740,318	20,096	0

* On February 19, 2003, we repaid this debt with the proceeds from our public offering.

** The employment agreements provide for bonus payments that are excluded from these amounts.

Inflation

Inflation has historically not had a material effect on our operations.

CONSOLIDATED BALANCE SHEET

December 31, 2002	Actual	Adjustments	Pro Forma
ASSETS			
Current Assets:			
Cash (Notes 15 and 16)	$ 91,537	$ 7,764,000[1]	$ 2,722,931
	–	(5,132,606)[2]	–
Accounts receivable (Note 3)	2,331,775	–	2,331,775
Costs and estimated earnings in excess of billings on uncompleted contracts (Note 2)	11,382,106	–	11,382,106
Deferred income taxes, net of valuation allowance of $900,000 (Note 9)	651,000	–	651,000
Prepaid expenses and other current assets	465,498	–	465,498
Assets held for sale – discontinued operations (Notes 15 and 16)	280,676	(280,676)[3]	–
Total current assets	15,202,592	2,350,718	17,533,310
Property, Plant and Equipment, net (Note 4)	222,928	–	222,928
Deferred Income Taxes, net of valuation allowance of $2,910,000 (Note 9)	–	–	–
Other Assets	179,226	–	179,226
Total Assets	$ 15,604,746	$ 2,350,718	$ 17,955,464
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities:			
Accounts payable	$ 4,574,678	–	$ 4,574,678
Accrued expenses (Notes 15 and 16)	628,180	$ (199,000)[2]	429,180
Debt (Notes 7, 15 and 16)	8,024,160	(7,330,606)[2]	108,554
	–	(585,000)[3]	–
Total current liabilities	13,227,018	(8,114,606)	5,112,412
Long-term Debt (Note 7)	40,192	–	40,192
Total Liabilities	13,267,210	(8,114,606)	5,152,604
Commitments and Contingencies (Notes 8, 12, 13 and 15)			
Shareholders' Equity (Notes 10, 11, 15 and 16):			
Common stock – $.001 par value; authorized 50,000,000 shares, issued and outstanding 2,785,668 and 5,085,668 shares	2,786	2,300[1]	5,086
Additional paid-in capital	12,613,974	7,761,700[1]	20,375,674
Accumulated deficit	(10,279,224)	2,397,000[2]	(7,577,900)
	–	304,324[3]	–
Shareholders' equity	2,337,536	10,465,324	12,802,860
Total Liabilities and Shareholders' Equity	$ 15,604,746	$ 2,350,718	$ 17,955,464

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31,	2002	2001
Revenue (Note 14)	$ 23,999,257	$ 15,024,027
Cost of sales	16,297,905	10,955,264
Gross profit	7,701,352	4,068,763
Selling, general and administrative expenses	2,691,632	1,479,421
Income from operations	5,009,720	2,589,342
Other (income) expense:		
Interest income	(3,612)	(2,431)
Interest expense	510,329	155,825
Other (income) expense, net	(65,621)	4,051
Total other expenses, net	441,096	157,445
Income from continuing operations before provision for income taxes	4,568,624	2,431,897
Provision for income taxes (Note 9)	124,000	–
Income from continuing operations	4,444,624	2,431,89
Loss from operations of discontinued segment (Note 6)	–	(3,647,200)
Loss on disposal of assets – discontinued segment (Note 6)	–	(10,422,816)
Net income (loss)	$ 4,444,624	$ (11,638,119)
Basic net income (loss) per common share:		
Income from continuing operations	$ 1.63	$ .92
Loss from operations of discontinued segment	–	(1.37)
Loss on disposal of assets – discontinued segment	–	(3.94)
Income (loss) per common share – basic	$ 1.63	$ (4.39)
Diluted net income per common share:		
Income from continuing operations	$ 1.40	$ –
Loss from operations of discontinued segment	–	–
Income (loss) per common share – diluted	$ 1.40	$ –
Shares used in computing income (loss) per common share:		
Basic	2,721,522	2,653,538
Diluted	3,181,834	–

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)

Years ended December 31, 2001 and 2002

	Common Shares	Amount	Additional Paid-in Capital	(Accumulated Deficit)	Total Shareholders' Equity (Deficiency)
Balance at January 1, 2001	2,648,509	$2,649	$12,319,674	$ (3,085,729)	$ 9,236,594
Net loss	–	–	–	(11,638,119)	(11,638,119)
Amortization of fair value of warrants issued in conjunction with consulting agreement	8,537	8	47,346	–	47,354
Balance at December 31, 2001	2,657,046	2,657	12,367,020	(14,723,848)	(2,354,171)
Net income	–	–	–	4,444,624	4,444,624
Amortization of fair value of warrants issued in conjunction with consulting agreement			7,829	–	7,829
Common stock issued for bank fees	70,000	70	58,621	–	58,691
Common stock issued upon exercise of options and warrants	58,622	59	180,504	–	180,563
Balance at December 31, 2002	2,785,668	$2,786	$12,613,974	$(10,279,224)	$ 2,237,536

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31,	2002	2001
Cash flows from operating activities:		
Net income before operations of discontinued segment	**$ 4,444,624**	$ 2,431,897
Adjustments to reconcile net income before operations of discontinued segment to net cash provided by (used in) operating activities:		
Depreciation and amortization	**51,420**	35,653
Warrants issued for consulting fees	**7,829**	47,354
Common stock issued for bank fees	**58,691**	–
Loss on disposal of fixed assets	**–**	6,157
Deferred portion of provision for income taxes	**132,000**	92,000
Changes in operating assets and liabilities:		
Increase in accounts receivable	**(163,406)**	(1,336,061)
Increase in costs and estimated earnings in excess of billings on uncompleted contracts	**(4,414,721)**	(2,563,606)
Increase in prepaid expenses and other current assets	**(380,603)**	(63,816)
Decrease (increase) in other assets	**1,000**	(1,000)
Increase in accounts payable and accrued expenses	**472,274**	1,028,720
Decrease in income taxes payable	**–**	(33,000)
Net cash provided by (used in) operating activities	**209,108**	(355,702)
Cash flows from investing activities:		
Purchase of property, plant and equipment	**(122,848)**	(19,307)
Proceeds from sale of fixed assets	**–**	1,800
Proceeds from assets held for sale	**2,937,308**	–
Net cash provided by (used in) investing activities	**2,814,460**	(17,507)
Cash flows from financing activities:		
Proceeds from exercise of stock options	**180,563**	–
Net repayment of long-term debt	**(3,293,172)**	(895,958)
Net cash used in financing activities	**(3,112,609)**	(895,958)
Net cash used in continuing operations	**(89,041)**	(1,269,167)
Net cash from discontinued operations	**–**	1,386,766
Net increase (decrease) in cash	**(89,041)**	117,599
Cash at beginning of year	**180,578**	62,979
Cash at end of year	**$ 91,537**	$ 180,578
Supplemental disclosure of noncash investing activity:		
Property, plant and equipment acquired through capital lease	**$ 50,240**	$ –
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	**$ 252,422**	$ 155,825

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Principal Business Activity and Summary of Significant Accounting Policies:

The Company consists of CPI Aerostructures, Inc. ("CPI") and its wholly owned subsidiary, Kolar, Inc. ("Kolar"), collectively, the "Company."

CPI's operations consist of the design and production of complex aerospace structural subassemblies under U.S. government and commercial contracts. The length of the Company's contracts varies but is typically between one and two years for U.S. government contracts and up to 10 years for commercial contracts.

Kolar's principal business was the precision computer numerical control machining of metal products on a contract-order basis. Kolar is presently inactive (see Note 6).

CPI's revenue is recognized based on the percentage of completion method of accounting for long-term contracts measured by the percentage of total costs incurred to date to estimated total costs at completion for each contract. Contract costs include all direct material, labor costs, tooling and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. Changes in job performance may result in revisions to costs and income and are recognized in the period in which revisions are determined to be required. In accordance with industry practice, costs and estimated earnings in excess of billings on uncompleted contracts, included in the accompanying consolidated balance sheet, contain amounts relating to contracts and programs with long production cycles, a portion of which will not be realized within one year. CPI's recorded revenue may be adjusted in later periods in the event that CPI's cost estimates prove to be inaccurate or a contract is terminated.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable are reported at their outstanding unpaid principal balances. The Company writes off accounts when they are deemed to be uncollectible. The Company has experienced insignificant amounts of bad debts in such accounts.

Depreciation and amortization of property, plant and equipment is provided for by the straight-line method over the estimated useful lives of the respective assets or the life of the lease, for leasehold improvements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

The Company reviews its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company does not believe that any such change has occurred. If such changes in circumstance are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and amounts expected to be realized upon its eventual disposition.

The fair value of the Company's short-term debt is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Using this method, the fair value of the Company's short-term debt was not significantly different than the stated value at December 31, 2002.

The Company incurred freight and delivery costs of approximately $211,000 and $87,000, respectively, during the years ended December 31, 2002 and 2001. These costs are included in cost of sales.

Basic earnings per common share is computed using the weighted-average number of shares outstanding. Diluted earnings per common share is computed using the weighted-average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock. Incremental shares of 460,312 were used in the calculation of diluted earnings per common share in 2002. In 2001, options and warrants were not considered because their effect would have been antidilutive.

The Company has elected to apply Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options issued to employees (intrinsic value) and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Had the Company elected to recognize compensation cost

based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, the Company's net income (loss) and income (loss) per common share would have been as follows:

Year ended December 31,	2002	2001
Net income (loss) - as reported	**$ 4,444,624**	$ (11,638,119)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**1,844,730**	299,276
Net income (loss) - pro forma	**$ 2,599,894**	$ (11,937,395)
Basic income (loss) per share - as reported	**$ 1.63**	$ (4.39)
Basic income (loss) per share - pro forma	**$ .96**	$ (4.50)
Diluted income (loss) per share - as reported	**$ 1.40**	$ (4.39)
Diluted income (loss) per share - pro forma	**$ .82**	$ (4.50)

The Company's assumptions used to calculate the fair values of options issued during 2002 were (i) risk-free interest rates of 5.42% and 5.62%, (ii) expected life of 10 years, (iii) expected volatility of 84.95%, and (iv) expected dividends of zero.

In 2001, the Company's assumptions used to calculate the fair values of options issued were (i) risk-free interest rate of 5.25%, (ii) expected life of five years, (iii) expected volatility of 174.71%, and (iv) expected dividends of zero.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

2. Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts:

At December 31, 2002, costs and estimated earnings in excess of billings on uncompleted contracts consist of:

	U.S. Government	Commercial	Total
Costs incurred on uncompleted contracts	$13,272,589	$13,068,603	$26,341,192
Estimated earnings	6,508,822	5,969,156	12,477,978
	19,781,411	19,037,759	38,819,170
Less billings to date	10,429,184	17,007,880	27,437,064
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 9,352,227	$ 2,029,879	$11,382,106

Unbilled costs and estimated earnings are billed in accordance with applicable contract terms. As of December 31, 2002, approximately $1,808,000 of the balances above are not expected to be collected within one year. Amounts not paid or billed under retainage provisions are not material.

3. Accounts Receivable:

At December 31, 2002, accounts receivable consists of trade receivable as follows:

Billed receivables	$1,729,054
Unbilled receivables on completed contracts	602,721
	$2,331,775

4. Property, Plant and Equipment:

Property, plant and equipment, at cost, consists of the following:

December 31, 2002		Estimated Useful Life
Machinery and equipment	$304,306	5 to 10 years
Computer equipment	239,613	9 years
Furniture and fixtures	39,108	7 years
Automobiles and trucks	23,488	5 years
Leasehold improvements	119,481	3 years
	725,996	
Less accumulated depreciation and amortization	503,068	
	$222,928	

Depreciation and amortization expense for the years ended December 31, 2002 and 2001 was $51,420 and $35,653, respectively.

5. Related Party Transactions:

In October 2000, the Company adopted a Greit Plan for the purpose of offering senior management a deferred compensation death benefit plan (the "Plan") that provides a tax-free benefit and which is tax-neutral to the Company. Pursuant to the Plan, the Company made a noninterest-bearing loan to an employee in the amount of $150,000, which was used to purchase the Plan. The Plan has since been terminated. The surrender value has been returned to the employee who has placed the proceeds from the surrender value in an annuity, which will mature to $150,000, and which is included in other assets at December 31, 2002. Simultaneously, the employee purchased an insurance policy in the amount of $150,000, of which the Company is the sole beneficiary. The loan to the employee will be repaid to the Company upon the maturity date of the annuity or upon the death of the employee, whichever occurs first.

6. Discontinued Operations:

On January 22, 2002, the Company announced a decision made by the board of directors as of December 31, 2001 to close the Kolar facilities located in Ithaca, New York, and liquidate its assets through a public auction of its machinery and equipment and the private sale of its real estate. On February 21, 2002, Kolar sold a substantial portion of its machinery and equipment at an auction conducted by Daley-Hodkin Corporation at Kolar's main facility in Ithaca, New York. In connection with the discontinuance of Kolar's operations, the Company incurred a one-time charge of $10,422,816 related to the write-off of Kolar's assets, net of expected proceeds, and an accrual for estimated losses during the phase-out period. Proceeds from actual and future sales of machinery, equipment and real property are estimated to be approximately $4,178,000. The disposition of Kolar's operations represents a disposal of a business segment under APB Opinion No. 30. Accordingly, results of the operation have been classified as discontinued, and prior periods have been restated. For business segment reporting purposes, Kolar's business results were previously classified as the "Machining" segment.

Net sales and income (loss) from the discontinued operations are as follows:

Year ended December 31, 2001	
Net sales	$ 8,291,690
Pretax loss from discontinued operations	$ (3,647,200)
Pretax loss on disposal of business segment	(10,422,816)
Net loss from discontinued operations	$ (14,070,016)

Assets held for sale - discontinued operations were as follows:

Year ended December 31, 2002	
Property, plant and equipment, net	$ 280,676

Proceeds from the auction sale were approximately $1,350,000 for the machinery and equipment owned by Kolar. These proceeds have been applied to the reduction of certain bank debt having a principal amount of $2,260,000 outstanding immediately prior to the auction.

7. Debt:

Debt consists of the following:

December 31, 2002	As Reported	Pro Forma
Note payable - bank (a)	$2,206,571	–
Note payable - bank (b)	246,517	–
Note payable - bank (c)	564,484	–
Note payable - seller (d)	4,898,034	–
Capitalized lease obligations payable (e)	148,746	$148,746
	8,064,352	148,746
Less current portion	8,024,160	108,554
Long-term debt	$ 40,192	$ 40,192

See Notes 15 and 16 for a description of debt repayments arising as a result of a completed public offering of securities and the sale of certain assets attributable to the discontinued segment.

(a) The note, as amended in June 2002, is payable to a commercial bank in monthly installments ranging from $50,000 to $100,000 through May 30, 2003, and the remaining unpaid balance at June 30, 2003, plus monthly interest at the bank's published prime rate (4.25% at December 31, 2002) plus 3.5%. This note is collateralized by substantially all of the assets of the Company. In April 2002, the Company agreed to issue 70,000 common shares valued at $110,950, the fair market value on the date of issue, to the bank in consideration for the bank's amendment and extension of this note. The value of the shares is being charged to interest expense over the period of the note. See Note 16 regarding the repayment of this note and gain on the sale of the parcel.

(b) The note is payable to a commercial bank in monthly installments of $5,959, including interest at 8.3%. This note is collateralized by Kolar's land and building. The Company sold certain of the underlying land and building during 2002 at an aggregate selling price of approximately $555,000. During January 2003, the Company sold one of two remaining parcels of land and building included in Assets held for sale - discontinued operations at December 31, 2002. The proceeds received from the sale aggregated approximately $585,000, and were used to repay bank loans and fund continuing operations of the Company. The Company will recognize a gain of approximately $304,000 on the sale of the parcel during 2003. See Note 16 regarding the repayment of this note and gain on the sale of the parcel.

(c) The note is payable to a commercial bank in monthly principal installments of $20,000, through May 30, 2003, and the remaining unpaid balance at June 30, 2003, plus monthly interest at the bank's published prime rate (4.25% at December 31, 2002) plus 3.5%. This note is collateralized by substantially all of the assets of the Company and was previously included in the capitalized lease obligations payable of the Company. See Note 16 regarding the repayment of this note and gain on the sale of the parcel.

(d) In 1997, the Company acquired substantially all of the assets of Kolar Machine Inc. The acquisition was partially financed through a $4,000,000 note payable to the seller ("Seller") of Kolar Machine Inc. The note payable to the Seller bears interest at 8% per annum. At December 31, 2002, interest accrued on the Note payable - seller of approximately $199,000 was included in accrued expenses. During February 2003, in conjunction with the proceeds from the sale of common stock described in Note 16, the Note payable - seller was extinguished for $2,700,000, resulting in a gain on extinguishment of approximately $2,397,000.

(e) The Company leases equipment under capital leases which expire at various dates through December 2007. The leases require monthly aggregate payments of $11,064, including interest at 9.35%. Proceeds of approximately $674,000 were received during 2002 upon the sale of certain leased equipment, which amount was remitted to the owners of the equipment.

8. Commitments:

The Company has employment agreements with four employees. The aggregate future commitment under these agreements is as follows:

Year ending December 31,	
2003	$ 495,100
2004	468,280
2005	251,942
	$1,215,322

These agreements provide for additional bonus payments that are calculated as defined.

9. Income Taxes:

The provision for (benefit from) income taxes consists of the following:

Year ended December 31, 2002	
Current:	
State and local	$ (8,000)
Deferred:	
Federal	132,000
	$124,000

The difference between the income tax provision (benefit) computed at the federal statutory rate and the actual tax provision (benefit) is accounted for as follows:

December 31,	**2002**	2001
Taxes (benefit) computed at the federal statutory rate	**$ 1,553,000**	$(3,957,000)
Utilization of net operating loss carryforward	**(1,429,000)**	0
Valuation allowance	**0**	3,957,000
	$ 124,000	$ 0

The components of deferred income tax assets at December 31, 2002 are as follows:

	Current	Noncurrent
Assets:		
Federal and state net operating loss carryforwards	$1,485,000	$ 2,910,000
Temporary differences	66,000	0
Valuation allowance	(900,000)	(2,910,000)
	$ 651,000	$ 0

As of December 31, 2002, the Company had net operating loss carryforwards of approximately $12,926,000 and $10,433,000 for federal and state income tax purposes, respectively, expiring through 2022.

10. Employee Stock Option Plans:

In April 1992, the Company adopted the 1992 Stock Option Plan (the "1992 Plan"). The 1992 Plan, for which 83,334 common shares are reserved for issuance, provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options may not be exercised more than five years from the date of issuance. No more options may be granted under the 1992 plan.

In 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), as amended, for which 200,000 common shares are reserved for issuance. The 1995 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan"). The 1998 Plan, as amended, reserved 463,334 common shares for issuance. The 1998 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 2000, the Company adopted the 2000 Stock Option Plan (the "2000 Plan"). The 2000 Plan, as amended, reserved 830,000 common shares for issuance. The 2000 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

The Company has 155,476 options available for grant under the 1995 Plan, 2,332 options available for grant under the 1998 Plan, and 115,000 options available for grant under the 2000 Plan.

A summary of the status of the Company's four stock option plans as of December 31, 2002 and 2001 and changes during those years is as follows:

	2002		2001	
Fixed Options	**Options**	**Weighted-average Exercise Price**	Options	Weighted-average Exercise Price
Outstanding and exercisable at beginning of year	**1,098,672**	**$3.06**	894,312	$3.54
Granted during year	**300,000**	**6.19**	225,000	1.29
Exercised/forfeited	**(201,334)**	**5.15**	(20,640)	4.95
Outstanding and exercisable at end of year	**1,197,338**	**$3.49**	1,098,672	$3.06
Weighted-average fair value of options granted		**$5.48**		$1.28

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Range of Exercise Price	Number Outstanding and Exercisable	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price
$1.20 - $1.65	210,000	8.49 years	$1.22
$2.00 - $2.79	629,000	6.29 years	$2.59
$6.27 - $6.93	358,338	8.15 years	$6.40
$1.20 - $6.93	1,197,338	7.23 years	$3.49

11. Warrants and Options:

In January 1998, the Company issued options to purchase 25,000 shares of common stock to a consultant, who was also a director, at an exercise price of $7.50 per share of common stock. In February 1998, the Company issued options to purchase 3,334 shares of common stock to two directors at an exercise price of $6.93 per share of common stock. These options expire in 2003.

In April 1998, the Company issued warrants to purchase 33,334 common shares to designees of Ladenburg Capital Management Inc. as compensation for certain consulting services. In 2002, 6,790 of these warrants were exercised. The remaining unexercised warrants entitle the holders to purchase 17,088 common shares at an exercise price of $4.50 through March 2003.

In May 1999, the Company issued 100,000 warrants to Catalyst Financial Corp. as partial compensation in the amount of $227,300 for acting as the Company's investment banker pursuant to a consulting agreement. These warrants entitle the investment banker to purchase 100,000 shares of common stock at an exercise price of $1.875 during the five-year period commencing May 4, 1999. In 2001, 8,537 of these warrants were exercised. In December 1999, the Company issued options to purchase 15,000 shares of common stock to a consultant at the exercise price of $2.53 per share of common stock. Also in December 1999, the Company issued options to purchase 10,000 shares of common stock to two directors at an exercise price of $2.53 per share of common stock.

In February 2002, the Company issued 5,000 options to a consultant as compensation related to a one-year consulting agreement. The options are exercisable at $1.65 per share through February 2007. The options are valued at $7,829, which has been charged to operations, based on the Company's assumptions as follows: (i) risk-free interest rate of 5.12%, (ii) expected life of five years, (iii) expected volatility of 84.95%, and (iv) expected dividends of zero.

12. Employee Benefit Plan:

On September 11, 1996, CPI's board of directors instituted a defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Code"). On October 1, 1998, the Company amended and standardized both the CPI and Kolar plans as required by the Code. Pursuant to the amended plan, qualified employees may contribute a percentage of their pretax eligible compensation to the Plan

and the Company will match a percentage of each employee's contribution. Additionally, the Company has a profit-sharing plan covering all eligible employees. Contributions by the Company are at the discretion of management. The amount of contributions recorded by the Company in 2002 and 2001 amounted to $55,317 and $88,412, respectively.

13. Contingencies:
The Company is involved in various claims and legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate outcome of these matters would not have a material adverse impact on the financial position of the Company, the results of its operations, or its liquidity.

14. Major Customers:
All of the sales in 2002 and approximately 92% of the Company's consolidated net sales in 2001 were to the U.S. government.

15. Subsequent Events:
On January 28, 2003, the Company sold one of the two remaining Kolar buildings and related land for $585,000. The proceeds were used to repay bank loans.

On February 19, 2003, the Company consummated a public offering of 2,300,000 common shares at a price of $4.00 per share, raising gross and net proceeds of $9,200,000 and $7,764,000, respectively. Approximately $2,433,000 of the net proceeds were used to repay bank loans and $2,700,000 to repay the Note Payable - Seller described in Note 7(d). The remaining net proceeds of approximately $2,631,000 will be used to fund continuing operations.

On February 19, 2003, the Company consummated a public offering of 2,300,000 common shares at a price of $4.00 per share raising gross proceeds of $9,200,000. Prior to the consummation of the offering, some of the Company's officers were interviewed by a reporter and an article about the Company was subsequently published in a newspaper. It is possible that the officers' participation in the interview combined with the publication of the article may be considered a violation of Section 5 of the Securities Act of 1933. If investors in the offering were to sue the Company and convince a court that the Company violated Section 5, they would have the right under the federal securities laws to rescind their purchases of common shares for a period of one year from the date of the violation. Alternatively, if the investors already sold their shares they would have the right to receive damages to the extent the price they paid the Company for the common shares exceeded the price at which they sold them. Accordingly, the Company might be required to return to certain investors all or part of their purchase price and the net proceeds from the offering to the Company would be correspondingly reduced.

16. Notes to Pro Forma Consolidated Balance Sheet:
The pro forma consolidated balance sheet has been derived from the consolidated balance sheet of the Company at December 31, 2002 and adjusts such information to give effect to the transactions detailed below as if such transactions had occurred at December 31, 2002. The pro forma consolidated balance sheet should be read in conjunction with notes (1) through (3) below and the Company's consolidated financial statements and related notes thereto.

(1) The Company sold 2,300,000 shares of Common Stock in a public offering during February 2003. Proceeds of $7,764,000 from such sale were received.
(2) The proceeds of the offering were used to repay approximately $2,433,000 of the Company's bank debt. In addition, the Company used $2,700,000 to extinguish the Note Payable - Seller (see Note 7(d)). Principal and accrued interest of approximately $199,000 aggregated approximately $5,097,000 at December 31, 2002. The Company will recognize a gain during 2003 of approximately $2,397,000 on the extinguishment of this note. The remaining proceeds of approximately $2,631,000 will be used to fund continuing operations.
(3) During January 2003, the Company sold one of two remaining parcels of land and building included in assets held for sale - discontinued operations at December 31, 2002 in the amount of $280,676. The proceeds received from the sale aggregated approximately $585,000 and were used to repay bank loans. The Company will recognize a gain during 2003 of approximately $304,000.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
CPI Aerostructures, Inc.

We have audited the accompanying consolidated balance sheet of CPI Aerostructures, Inc. and Subsidiary as of December 31, 2002 and the related consolidated statements of operations, shareholders' equity (deficiency), and cash flows for each of the two years in the period ended December 31, 2002. We have also audited the pro forma consolidated balance sheet, which gives effect to the transactions described in Notes 15 and 16 to the consolidated financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CPI Aerostructures, Inc. and Subsidiary as of December 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the pro forma consolidated balance sheet presents fairly the financial position of CPI Aerostructures, Inc. and Subsidiary as it would have appeared at December 31, 2002 had the transactions and related adjustments described in Notes 15 and 16 been consummated at that date.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

February 4, 2003, except for the second paragraph of Note 15 and Note 16, as to which the date is February 19, 2003

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our common shares are listed on the American Stock Exchange under the symbol CVU. The following tables set forth for 2001 and 2002, the high and low sales prices of our common shares for the periods indicated, as reported by AMEX.

Period	High	Low
2001		
Quarter Ended March 31, 2001	$3.93	$1.80
Quarter Ended June 30, 2001	$3.15	$1.65
Quarter Ended September 30, 2001	$1.70	$1.15
Quarter Ended December 31, 2001	$2.19	$1.20
2002		
Quarter Ended March 31, 2002	**$1.85**	**$1.40**
Quarter Ended June 30, 2002	**$8.46**	**$1.45**
Quarter Ended September 30, 2002	**$7.75**	**$4.08**
Quarter Ended December 31, 2002	**$8.20**	**$3.85**

On March 26, 2003, the closing sale price for our common shares on the AMEX was $6.35. On March 26, 2003, there were 130 holders of record of our common shares and, we believe, over 2,200 beneficial owners of our common shares.

Dividend Policy

To date, we have not paid any dividends on our common shares. Any payment of dividends in the future is within the discretion of our board of directors and will depend on our earnings, if any, our capital requirements and financial condition and other relevant factors. Our board of directors does not intend to declare any cash or other dividends in the foreseeable future, but intends instead to retain earnings, if any, for use in our business operations.

CORPORATE INFORMATION

Officers

Arthur August
Chairman of the Board

Edward J. Fred
President, Chief Executive Officer,
Acting Chief Financial Officer and Secretary

Frank Funicelli
Vice President, Business Development

Board of Directors

Arthur August
Chairman of the Board

Edward J. Fred
President, Chief Executive Officer,
Acting Chief Financial Officer and Secretary

Walter Paulick
President
W.R. Paulick and Associates, Inc.

Kenneth McSweeney
Principal
K.F. McSweeney, Unlimited

A.C. Providenti
President
A.C. Providenti & Associates, Ltd.

Eric Rosenfeld
President and Chief Executive Officer
Crescendo Partners, LP

Corporate Headquarters
CPI Aerostructures, Inc.
200A Executive Drive
Edgewood, NY 11717
Tel: (631) 586-5200
Fax: (631) 586-5814
www.cpiaero.com

Transfer Agent
Communications regarding change of address, transfer of stock ownership, or lost stock certificates should be directed to:
American Stock Transfer
59 Maiden Lane
New York, NY 10038

Common Stock
CPI Aerostructures' common stock trades on The American Stock Exchange under the symbol CVU.

Counsel
Graubard Miller
600 Third Avenue
New York, NY 10016

Independent Auditors
Goldstein Golub Kessler LLP
1185 Avenue of the Americas
New York, NY 10036

Investor Relations
The Equity Group Inc.
800 Third Avenue - 36th Floor
New York, NY 10022
(212) 371-8660

Stockholder Contact and Form 10-KSB
Stockholders are encouraged to contact the Company with questions or requests for information. A copy of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, will be sent to stockholders free of charge upon written request. Inquiries should be directed to:

Chief Financial Officer
CPI Aerostructures, Inc.
200A Executive Drive
Edgewood, NY 11717
(631) 586-5200
or contact the Company at its website,
www.cpiaero.com

Design: RWI (rwidesign.com)

CPI Aerostructures, Inc.
200A Executive Drive, Edgewood, NY 11717